The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated May 2, 2011.

Preliminary Pricing Supplement No. A45
To the Underlying Supplement dated June 1, 2010,
Product Supplement No. AK-I dated November 25, 2009,
Prospectus Supplement dated March 25, 2009 and
Prospectus dated March 25, 2009

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-158199-10 May 2, 2011
$ Accelerated Return Equity Securities (ARES)® due May 29, 2015 Linked to the Performance of the Credit Suisse Commodities Benchmark Excess Return Index
Financial Products

General

  The securities are designed for investors who seek a leveraged return linked to the performance of the Credit Suisse Commodities Benchmark Excess Return Index. Investors should be willing to forgo interest payments and, if the Underlying declines, be willing to lose up to 100% of their investment. Any payment on the securities is subject to our ability to pay our obligations as they become due.
  Senior unsecured obligations of Credit Suisse AG, acting through its Nassau Branch, maturing May 29, 2015.† †
  Minimum purchase of $10,000. Minimum denominations of $1,000 or integral multiples of $1,000 in excess thereof.
  The securities are expected to price on or about May 23, 2011 (the “Trade Date”) and are expected to settle on or about May 31, 2011. Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Underlying:

The Credit Suisse Commodities Benchmark Excess Return Index (Bloomberg Symbol “CSIXER <Index>“). For more information on the Underlying, see “Credit Suisse Commodities Benchmark Excess Return Index” in this pricing supplement.

Upside Participation Rate:	Expected to be between 120.00% and 130.00% (to be determined on the Trade Date).
Redemption Amount:

At maturity, you will be entitled to receive a Redemption Amount in cash that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the Underlying Return, calculated as set forth below. Any payment on the securities is subject to our ability to pay our obligations as they become due.

Underlying Return:	•	If the Final Level is greater than the Initial Level, the Underlying Return will be calculated as follows:
Upside Participation Rate ×	Final Level – Initial Level Initial Level
•	If the Final Level is equal to the Initial Level, the Underlying Return will equal zero and the Redemption Amount will equal the principal amount of the securities.
•	If the Final Level is less than the Initial Level, the Underlying Return will be calculated as follows:
Final Level – Initial Level Initial Level

If the Final Level is less than the Initial Level, the Underlying Return will be negative and you will receive less than the principal amount of your securities at maturity. You could lose your entire investment.

Initial Level:*	The closing level of the Underlying on the Strike Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Strike Date:	The index business day immediately following the Trade Date.
Valuation Date:†	May 22, 2015
Maturity Date:† †	May 29, 2015
Listing:	The securities will not be listed on any securities exchange.
CUSIP/ISIN:	22546E6A7 / US22546E6A76

* If the Strike Date is not an underlying business day, the Initial Level for the Underlying will be determined on the immediately following underlying business day on which a closing level for the Underlying is available. The Strike Date is subject to postponement in the event of a market disruption event on the Strike Date, as described under “Market Disruption Events” in this pricing supplement.

† The Valuation Date is subject to postponement if such date is not an underlying business day or as a result of a market disruption event, as described under “Market Disruption Events” in this pricing supplement.

†† The Maturity Date is subject to postponement if such date is not a business day or if the Valuation Date is postponed, as described under “Market Disruption Events” in this pricing supplement and is subject to acceleration as described under “Commodity Hedging Disruption Events” in this pricing supplement.

Investing in the securities involves a number of risks. See “Selected Risk Considerations” beginning on page 4 of this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement and page US-2 of the accompanying underlying supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per security	$1,000.00	$	$
Total	$	$	$

(1) We or one of our affiliates may pay varying discounts and commissions of between $0.00 and $35.00 per $1,000 principal amount of securities in connection with the distribution of the securities. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.

The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

May 2, 2011

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Securities

You should read this pricing supplement together with the underlying supplement dated June 1, 2010, the product supplement dated November 25, 2009, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Underlying supplement dated June 1, 2010:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746910005684/a2198993z424b2.htm

  Product supplement No. AK-I dated November 25, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746909010427/a2195638z424b2.htm

  Prospectus supplement dated March 25, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

  Prospectus dated March 25, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

Hypothetical Redemption Amounts at Maturity

The table and scenarios below illustrate hypothetical Redemption Amounts per $1,000 principal amount of securities for a range of hypothetical scenarios assuming an Initial Level of 750 and an Upside Participation Rate of 125% (the midpoint of the expected range set forth on the cover page of this pricing supplement). The actual Initial Level and Upside Participation Rate will be determined on the Strike Date and Trade Date, respectively. The hypothetical Redemption Amounts set forth below are for illustrative purposes only. The actual Redemption Amount applicable to a purchaser of the securities will be based on the Final Level determined on the Valuation Date. Any payment you are entitled to receive on the securities is subject to our ability to pay our obligations as they become due. The numbers appearing in the table and scenarios below have been rounded for ease of analysis.

Final Level	Percentage Change in Underlying Level	Underlying Return	Redemption Amount

1,500.00	100.00%	125.000%	$2,250.00
1,312.50	75.00%	93.750%	$1,937.50
1,125.00	50.00%	62.500%	$1,625.00
1,050.00	40.00%	50.000%	$1,500.00
975.00	30.00%	37.500%	$1,375.00
900.00	20.00%	25.000%	$1,250.00
862.50	15.00%	18.750%	$1,187.50
825.00	10.00%	12.500%	$1,125.00
787.50	5.00%	6.250%	$1,062.50
768.75	2.50%	3.125%	$1,031.25
757.50	1.00%	1.250%	$1,012.50
750.00	0.00%	0.000%	$1,000.00
712.50	-5.00%	-5.000%	$950.00
675.00	-10.00%	-10.000%	$900.00
637.50	-15.00%	-15.000%	$850.00
600.00	-20.00%	-20.000%	$800.00
525.00	-30.00%	-30.000%	$700.00
450.00	-40.00%	-40.000%	$600.00
375.00	-50.00%	-50.000%	$500.00
300.00	-60.00%	-60.000%	$400.00
225.00	-70.00%	-70.000%	$300.00
150.00	-80.00%	-80.000%	$200.00
75.00	-90.00%	-90.000%	$100.00
0.00	-100.00%	-100.000%	$0.00

The following scenarios illustrate how the Redemption Amount is calculated.

Scenario 1:

Scenario 1 assumes the Final Level is 900, an increase of 20% from the Initial Level. The determination of the Redemption Amount when the Final Level is greater than the Initial Level is as follows:

Underlying Return	=	Upside Participation Rate × [(Final Level – Initial Level) / Initial Level]
	=	125% × [(900 – 750) / 750]
	=	25%
Redemption Amount	=	Principal × (1 + Underlying Return)
	=	$1,000 × 1.25
	=	$1,250

In this scenario, at maturity you would be entitled to receive a Redemption Amount equal to $1,250 per $1,000 principal amount of securities based on a leveraged return linked to the appreciation in the level of the Underlying.

Scenario 2:

Scenario 2 assumes the Final Level is 750, equal to the Initial Level. Because the Final Level is equal to the Initial Level, at maturity you would be entitled to receive a Redemption Amount equal to $1,000 per $1,000 principal amount of securities.

Scenario 3:

Scenario 3 assumes the Final Level is 600, a decrease of 20% from the Initial Level. The determination of the Redemption Amount when the Final Level is less than the Initial Level is as follows:

Underlying Return	=	(Final Level – Initial Level) / Initial Level
	=	(600 - 750) / 750
	=	-20%
Redemption Amount	=	Principal × (1 + Underlying Return)
	=	$1,000 × 0.80
	=	$800

In this scenario, at maturity you would be entitled to receive a Redemption Amount equal to $800 per $1,000 principal amount of securities because the Final Level is less than the Initial Level and you will participate in any depreciation in the level of the Underlying.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement and underlying supplement.

  YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS – The securities do not guarantee any return of your principal amount. You could lose up to $1,000 per $1,000 principal amount of securities. If the Final Level is less than the Initial Level, you will lose 1% of your principal for each 1% decline in the Final Level as compared to the Initial Level. Any payment you are entitled to receive on the securities is subject to our ability to pay our obligations as they become due.

  THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE – Although the return on the securities will be based on the performance of the Underlying, the payment of any amount due on the securities is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the securities and, therefore, investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

  COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO HIGH AND UNPREDICTABLE VOLATILITY IN THE UNDERLYING – Market prices of the commodity futures contracts comprising the Underlying tend to be highly volatile. Commodity market prices are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to rapid fluctuations based on numerous factors, including changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the securities to be more volatile than the values of traditional securities. These and other factors may affect the level of the Underlying, and thus the value of your securities, in unpredictable or unanticipated ways. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

  COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES – The commodity futures contracts that comprise the Underlying are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the securities and affect the value of the Underlying. The Commodity Futures Trading Commission (“CFTC”) has recently proposed rules that would impose position limits on certain commodities (such as energy commodities) and the manner in which current exemptions for bona fide hedging transactions or positions are implemented in order to protect against excessive speculation. We or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the securities, in which case we may, in our sole and absolute discretion, accelerate the payment on your securities. If the payment on your securities is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment.Please see “Commodity Hedging Disruption Events” in this pricing supplement.

  OWNING THE SECURITIES IS NOT THE SAME AS OWNING ANY COMMODITY FUTURES CONTRACTS – The return on your securities will not reflect the return you would realize if you actually held the commodity futures contracts comprising the Underlying. The Underlying is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the securities will not have any direct or indirect rights to any commodity futures contracts.

  SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN COMMODITIES AND RELATED FUTURES MAY ADVERSELY AFFECT THE VALUE OF YOUR SECURITIES – The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These disruptions could adversely affect the level of the Underlying.

  A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE SECURITIES – If the calculation agent determines in its sole and absolute discretion that a commodity hedging disruption event has occurred, we will have the right, but not the obligation, to accelerate the payment on the securities. The redemption amount upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we or the calculation agent deliver notice of such acceleration and will be payable on the fifth business day following the day on which we or the calculation agent deliver notice of such acceleration. Please see “Commodity Hedging Disruption Events” in this pricing supplement for more information.

  THE SECURITIES ARE NOT REGULATED BY THE COMMODITY FUTURES TRADING COMMISSION – The proceeds to be received by us from the sale of the securities will not be used to purchase or sell any commodities futures contracts or options on futures contracts for your benefit. An investment in the securities does not constitute either an investment in futures contracts, options on futures contracts or in a collective investment vehicle that trades in these futures contracts (i.e., the securities will not constitute a direct or indirect investment by you in the futures contracts), and you will not benefit from the regulatory protections of the CFTC. We are not registered with the CFTC as a futures commission merchant and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant. Unlike an investment in the securities, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. Because the securities will not be interests in a commodity pool, the securities will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who invest in regulated commodity pools.

  HIGHER FUTURE PRICES OF THE COMMODITY FUTURES CONTRACTS COMPRISING THE UNDERLYING RELATIVE TO THEIR CURRENT PRICES MAY AFFECT THE LEVEL OF THE UNDERLYING AND THE VALUE OF THE SECURITIES – The Underlying is comprised of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Underlying approach expiration, they are replaced by contracts that have a later expiration. For example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as “rolling.” If the markets for these contracts are (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield.” While some commodities futures contracts have historically exhibited consistent periods of backwardation, there is no indication that these markets will be in backwardation in the future at any time, if at all, or that there will be roll yield in future performance. Conversely, these markets may also trade in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Underlying have historically traded in contango markets. Contango (or the absence of backwardation) in these markets would result in negative “roll yields” which would adversely affect the level of the Underlying, and, accordingly, the value of the securities.

  THE UNDERLYING HAS LIMITED HISTORY TO CONSIDER FOR MAKING AN INDEPENDENT ASSESSMENT OF ITS PERFORMANCE – The Underlying was first calculated as of June 2009. There is no actual historical Underlying level information available prior to this date for you to consider in making an independent investigation of the Underlying performance. Historical levels of the Underlying should not be taken as an indication of future performance and no assurance can be given as to the closing level of the Underlying on any trading day during the term of the securities.

  THE INDEX SPONSOR MAY, IN ITS REASONABLE DISCRETION, DISCONTINUE THE UNDERLYING – The index sponsor, Credit Suisse International (the “Index Sponsor”), is an affiliate of Credit Suisse, is not under any obligation to continue to compile and publish the Underlying and is not required to compile and publish any successor Underlying if the Underlying is discontinued. You should make your own investigation into the Underlying and the Index Sponsor.

  ANY CHANGES TO THE INDEX OPERATING PROCEDURES COULD AFFECT THE COMPOSITION AND VALUATION OF THE UNDERLYING – Changes to the index operating procedures concerning the calculation of the level of the Underlying, additions, deletions or substitutions of commodities or commodities futures contracts composing the Underlying and the manner in which changes affecting the Underlying are reflected could affect the level of the Underlying. Additional commodities or commodities futures contracts may satisfy the eligibility criteria for inclusion in the Underlying, and the commodities futures contracts currently comprising the Underlying may fail to satisfy such criteria. In addition, the index operating procedures concerning the determination of the composition and weighting of the Underlying, or for calculating the level of the Underlying may be modified at any time. The Index Sponsor may discontinue or suspend compilation or publication of the Underlying, in which case it may become difficult to determine the value of the Underlying. Please see “Adjustments to the Calculation of the Underlying” in this pricing supplement for more information.

  POTENTIAL CONFLICTS OF INTEREST – We, CSSU and/or any other affiliate may from time to time buy or sell futures contracts related to the components comprising the Underlying or derivative instruments related to the Underlying for our or their own accounts in connection with our or their normal business practices. These transactions could affect the price of such components or the level of the Underlying, and thus affect the value of the securities.

  In addition, because Credit Suisse International, which is initially acting as the calculation agent for the securities, is an affiliate of ours, potential conflicts of interest may exist between the calculation agent and you, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you.

  We or our affiliates may have also published and may in the future publish research reports regarding some or all of the commodities or the commodities futures contracts comprising the Underlying. This research is modified periodically without notice and may express opinions or provide recommendations that may affect the market price of the commodities or the commodities futures contracts comprising the Underlying and/or the level of the Underlying and, consequently, the value of the securities and the redemption amount payable at maturity.

  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

  WE ARE AFFILIATED WITH THE INDEX SPONSOR – The methodology and rules for the Underlying were developed by the Index Sponsor, which is an affiliate of Credit Suisse. The Underlying is rebalanced periodically by the Index Sponsor. The Index Sponsor maintains some discretion on how the calculations comprising the Underlying methodology are made, which may affect the level of the Underlying. The Index Sponsor has the ability to take certain actions with respect to the calculation of the Underlying, including actions that could affect the level of the Underlying or the value of your securities. Because determinations made by the Index Sponsor may affect the redemption amount, potential conflicts of interest may exist between Credit Suisse and its affiliates and you. Neither the Index Sponsor nor we will have any obligation to consider your interests as a holder of the securities in taking any actions that might affect the level of the Underlying and therefore, the value of your securities.

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full principal amount of your securities, the original issue price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

  NO INTEREST PAYMENTS – As a holder of the securities, you will not receive interest payments.

  LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

  POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES – In addition to the level of the Underlying on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    the expected volatility of the Underlying and the commodities futures contracts comprising the Underlying;

    the market price of the physical commodities upon which the futures contracts comprising the Underlying are based;

    the time to maturity of the securities;

    interest and yield rates in the market generally;

    changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies;

    geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the commodities futures contracts comprising the Underlying or markets generally and which may affect the price of the commodity futures contracts comprising the Underlying, and thus the level of the Underlying; and

    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

  Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on the Valuation Date) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the securities at maturity. For further information, please refer to “Use of Proceeds and Hedging” in the accompanying product supplement.

Market Disruption Events

A “market disruption event” is the occurrence on any date or any number of consecutive dates of any one or more of the following circumstances: (a) a termination or suspension of, or a material limitation or disruption in trading in one or more futures contracts included in the Underlying (for purposes of this section, the “index components”) or option contracts related to the Underlying (together with the index components, the “relevant contracts”) that prevents the Relevant Exchange on which such relevant contract is traded from establishing an official settlement price for such contract as of the regularly scheduled time; (b) the settlement price for any of the index components is a “limit price,” which means that the settlement price for such contract for a day has increased or decreased from the previous day’s settlement price by the maximum amount permitted under applicable exchange rules; (c) failure by the Relevant Exchange or other price source to announce or publish the settlement price for any of the relevant contracts; and (d) failure of the Index Sponsor to publish the value of the Underlying, subject to certain adjustments below.

If the calculation agent determines that a market disruption event exists with respect to an index component on the Strike Date, then the calculation agent will determine the Initial Level of the Underlying in the following manner: the official settlement price for any index component that experienced a market disruption event on the Strike Date will be the official settlement price for the first subsequent underlying business day upon which no market disruption event occurs, and for any index component that does not experience a market disruption event on the Strike Date, the official settlement price for such index component as published by the Relevant Exchange on the Strike Date, in each case, will be incorporated into the Initial Level. If the calculation agent determines that a market disruption event exists with respect to an index component on each of the five underlying business days immediately following the Strike Date, (a) the fifth succeeding underlying business day after the original Strike Date will be deemed to be the Strike Date for such index component, notwithstanding the market disruption event, and (b) the calculation agent will determine the Initial Level on that deemed Strike Date using its good faith estimate of the settlement price for such index component that would have prevailed on the applicable exchange but for the market disruption event, on the deemed Strike Date. As a result of the foregoing, the Initial Level may differ substantially from the level of the Underlying that would have been obtained in the absence of a market disruption event.

If the calculation agent determines that a market disruption event exists with respect to the Underlying (but not with respect to any index component) on the Strike Date, then the calculation agent will determine the level of the Underlying using the official settlement prices on the Strike Date on the Relevant Exchanges of each index component included in the Underlying on the Strike Date.

If the calculation agent determines that a market disruption event exists with respect to an index component on the Valuation Date, then the calculation agent will determine the Final Level of the Underlying in the following manner: the official settlement price for any index component that experienced a market disruption event on the Valuation Date will be the official settlement price for the first subsequent underlying business day upon which no market disruption event occurs, and for any index component that does not experience a market disruption event on the Valuation Date, the official settlement price for such index component as published by the Relevant Exchange on the Valuation Date, in each case, will be incorporated into the Final Level. If the calculation agent determines that a market disruption event exists with respect to an index component on each of the five underlying business days immediately following the Valuation Date, (a) the fifth succeeding underlying business day after the original Valuation Date will be deemed to be the Valuation Date for such index component, notwithstanding the market disruption event, and (b) the calculation agent will determine the Final Level on that deemed Valuation Date using its good faith estimate of the settlement price for such index component that would have prevailed on the applicable exchange but for the market disruption event, on the deemed Valuation Date. As a result of the foregoing, the Final Level may differ substantially from the level of the Underlying that would have been obtained in the absence of a market disruption event.

If the calculation agent determines that a market disruption event exists with respect to the Underlying (but not in respect of any index component) on the Valuation Date, then the calculation agent will determine the level of the Underlying using the official settlement prices on the Valuation Date on the Relevant Exchanges of each index component included in the Underlying as of the valuation time on the Valuation Date.

If the Valuation Date is postponed as a result of a market disruption event as described above, the Maturity Date of the securities will be the fifth business day following such Valuation Date as postponed. No interest or other payment will be payable because of any such postponement of the Maturity Date.

An “underlying business day” is, as determined by the calculation agent, any day that is (or, but for the occurrence of a market disruption event with respect to the Underlying, would have been) a day on which trading is generally conducted on the Relevant Exchanges and Related Exchanges (each as defined herein), other than a day on which one or more of the Relevant Exchanges and Related Exchanges is scheduled to close prior to its regular weekday closing time.

“Relevant Exchange” means, with respect to the Underlying, any organized exchange or market of trading for any index component (or any combination thereof) then included in the Underlying.

“Related Exchange” means, with respect to the Underlying, any exchange on which futures or options contracts relating to the Underlying or the index components comprising the Underlying are traded.

For the avoidance of doubt, the definitions contained in this “Market Disruption Events” section shall control over the information contained in the accompanying product supplement and underlying supplement.

Commodity Hedging Disruption Events

If a commodity hedging disruption event (as defined below) occurs, we will have the right, but not the obligation, to accelerate the payment on the securities by providing, or causing the calculation agent to provide, written notice of our election to exercise such right to the trustee at its New York office, on which notice the trustee may conclusively rely, as promptly as possible. The redemption amount upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we or the calculation agent deliver notice of such acceleration and will be payable on the fifth business day following the day on which we or the calculation agent deliver notice of such acceleration. We will provide, or will cause the calculation agent to provide, written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to the Depository Trust Company (“DTC”) of the cash amount due with respect to the securities as promptly as possible and in no event later than two business days prior to the date on which such payment is due. For the avoidance of doubt, the determination set forth above is only applicable to the amount due with respect to acceleration as a result of a commodity hedging disruption event.

A “commodity hedging disruption event,” as determined in the sole and absolute discretion of the calculation agent, means that:

(a) due to (i) the adoption of, or any change in, any applicable law, regulation or rule or (ii) the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the CFTC or any exchange or trading facility), in each case occurring on or after the Strike Date, the calculation agent determines in good faith that it is contrary to such law, rule, regulation or order to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates’ (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge individually or in the aggregate on a portfolio basis our obligations under the securities (“hedge positions”), including, without limitation, if such hedge positions are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the calculation agent to determine which of the hedge positions are counted towards such limit); or

(b) for any reason, we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) the calculation agent deems necessary to hedge the risk of entering into and performing our commodity related obligations with respect to the securities, or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

For the avoidance of doubt, the definitions contained in this “Commodity Hedging Disruption Events” section shall control over the information contained in the accompanying underlying supplement.

Adjustments to the Calculation of the Underlying

If the Underlying is not calculated and announced by the Index Sponsor, but (a) is calculated and announced by a successor or successors acceptable to the calculation agent or (b) replaced by a successor underlying using, in the determination of the calculation agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Underlying, then such underlying will be deemed to be the successor underlying so calculated and announced by that successor sponsor or sponsors. Upon any selection by the calculation agent of a successor underlying, the calculation agent will cause notice to be furnished to us and the trustee, which will provide notice of the selection of the successor underlying to the registered holders of the securities.

If (x) on or prior to the Valuation Date the Index Sponsor, or successor thereto, makes, in the determination of the calculation agent, a material change in the formula for or the method of calculating the Underlying or in any other way materially modifies the Underlying (other than a modification prescribed in that formula or method to maintain the Underlying in the event of changes in constituent components and capitalization and other routine events) or (y) on the Valuation Date the Index Sponsor, or successor thereto, fails to calculate and announce the Underlying and there is no comparable underlying available, then the calculation agent will calculate the redemption amount using, in lieu of a published level for the Underlying, the level for the Underlying as at the valuation time on the Valuation Date as determined by the calculation agent in accordance with the formula for and method of calculating the Underlying last in effect prior to that change or failure, but using only those index components that comprised the Underlying immediately prior to that change or failure. Notice of adjustment of the Underlying will be provided by the trustee.

All determinations made by the calculation agent will be at the sole and absolute discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the securities, absent manifest error.

Credit Suisse Commodities Benchmark Excess Return Index

The Credit Suisse Commodities Benchmark Excess Return Index (the “CSCB” or the “Underlying”) is an index comprised of physical commodity futures, and is designed to measure the performance of a wide and diverse set of commodities using commodity futures contracts with terms of approximately 1 to 3 months. Fluctuations in the value of the CSCB are intended to correlate with changes in the futures prices of those physical commodities in global markets. The commodities included in the CSCB are weighted based on worldwide production as well as the trading volume and open positions in the related commodity futures contracts, and are intended to generally reflect the relative significance of such commodities to the world economy. The weights are used to determine the commodity units for each commodity underlying the CSCB. The futures contracts referenced in the CSCB are rebalanced monthly to reflect the target weight of each included commodity and are transferred or “rolled” forward according to a predetermined schedule to replace expiring futures contracts with contracts of longer maturities.

The universe of component commodities is selected based on both qualitative criteria (exchange facility location, the currencies in which futures contracts are denominated, etc.) and quantitative liquidity thresholds. Liquidity is measured as a function of both average open positions and average trading volume of the futures contracts for a particular commodity on the relevant exchange. The CSCB is governed by a set of rules summarized below and does not track all possible commodity futures.

Calculation of the CSCB

The CSCB represents the uncollateralized return of an investment in a basket of near term (1-3 months) commodity futures contracts over time. At any given time, the return of the CSCB is based on the aggregate of the product of the units of each commodity represented in the CSCB and the price per unit of the applicable futures contracts for each commodity. The number of units for each commodity contained in the CSCB will be determined based on the weight calculations as described below.

Commodities included in the CSCB

The commodities included in the CSCB are determined annually based on worldwide production and measures of market liquidity for the associated futures contracts. The objective is to incorporate as many commodities as possible while ensuring sufficient liquidity in the underlying contracts. Liquidity is measured by “open interest”, which helps indicate the depth of a market, or its ability to absorb a sizable position and trading volume, which helps indicate the efficiency of entering and exiting positions, and transferring, or “rolling,” futures positions from nearby to further deferred delivery months.

During the final three months of a calendar year, all significant physical commodities are considered for inclusion in the CSCB for the upcoming calendar year. The futures contracts must be traded on exchanges in the US or a select group outside the US. Additional qualifying exchanges may be added from time to time.

For a commodity to be eligible for inclusion, the following considerations are taken into account:

  general considerations regarding physical properties of the commodity,

  exchange facility geographical location,

  contract currency,

  pricing transparency,

  type of delivery mechanism,

  length of trading history, and

  data availability and transparency.

Commodities that are actively traded are designated as components of the CSCB.

An “actively traded” commodity is defined as one which meets two criteria with respect to its related commodity futures contracts on a particular exchange:

  During the twelve months preceding the October in which the weights are calculated, its average daily open interest (in U.S. dollars) is over a threshold value of $400 million and has not subsequently dropped below a maintenance level of $300 million, and

  During the twelve months preceding the October in which the weights are calculated, its average daily value of trading volume (in U.S. dollars) is over a threshold value of $80 million and has not subsequently dropped below a maintenance level of $50 million.

The average daily trading volume (in U.S. dollars) or open interest is calculated by multiplying, for each day, the settlement value of each expiring futures contract on the applicable exchange (i.e. the settlement price multiplied by the number of futures contracts reported as volume or as open interest for that expiration.) This value is then aggregated for all the listed contracts for a particular index component to obtain the total values of volume or open interest for that day. These values are then aggregated over all index business days in the twelve months preceding the October in which the weights are calculated and divided by the number of index business days during such period to arrive at an average daily trading volume or open interest. If more than one commodity futures contract with respect to an actively traded commodity meets these thresholds, each such contract is eligible for inclusion in the CSCB.

If, in the twelve month period prior to the October in which weightings are calculated, the average daily trading volume or average daily open interest with respect to futures contracts on a commodity drops below the maintenance level, then it must once more reach the threshold level of trading volume or open interest in a subsequent year to be re-included in the CSCB.

The contracts currently included in the CSCB are futures contracts which are traded on the New York Mercantile Exchange (“NYMEX”), the Intercontinental Exchange (“ICE”), the Chicago Mercantile Exchange (“CME”), the Chicago Board of Trade (“CBOT”), the Kansas City Board of Trade (“KCBOT”), the New York Commodities Exchange (“COMEX”) or the London Metals Exchange (“LME”).

Determination of Weights

Production Quantities

Worldwide production is used to determine the weight of each commodity in the CSCB and is determined based on a variety of sources. Worldwide production of a physical commodity includes not only the specific product identified for delivery in the futures contracts, but also all reasonably direct substitutes for that specific product. For example, if the Chicago Board of Trade wheat contract is included in the CSCB, then worldwide production of all wheat will be used (but not, for example, production of oats or other grains). Likewise, crude oil of all grades is included in the determination of worldwide crude oil production.

To obtain a U.S. dollar annual production value, an annual average price is calculated that can be used in determining production weights. To ensure uniform pricing data, futures prices are used, when possible, to determine historical value. Specifically, during any twelve-month calculation period, the average daily settlement price of the futures contract closest to expiration (including the spot month) is calculated (the first “nearby”) using the contract which the Framework Steering Committee has selected to represent the value of the commodity in worldwide production. That price is then multiplied by the reported worldwide production for the corresponding year to obtain the U.S. dollar annual production value.

The U.S. dollar annual production value is averaged over four years to determine the production weighting for that commodity, with any necessary adjustments to ensure that the units of measure are comparable (e.g., bushels converted to tons, or dressed weight of meats converted to live weights, etc.).

If a new commodity future is selected for inclusion in the CSCB that does not have a sufficiently long trading history to determine production values, other recognized quoted prices or price indices may be used, as determined by the CSCB Index Advisory Committee and ratified by the Framework Steering Committee.

Calculation of Weights

Once the production weight of each qualifying commodity has been determined, the weight of each commodity is calculated as follows:

STEP 1. For each commodity, calculate the U.S. dollar average annual production value of worldwide physical production for the four calendar years (annual data as defined in the various editions of the United Nations Industrial Commodity Statistics Yearbook or other relevant source) ending thirty-three months prior to the September 30th date of determination (or other period as determined by data availability);

STEP 2. Add together the U.S. dollar average annual production value of all commodities to obtain the total average production value;

STEP 3. For each commodity, calculate the share of the total average production value obtained above attributable to that commodity;

STEP 4. The weighing of each commodity is then determined based partially on this production data and partially by equally weighting each commodity. Currently 72% of the weighting of the CSCB is determined by reference to production and 28% of weighting is an equal weighting. These allocation percentages are subject to adjustment at the discretion of CSi and the Framework Steering Committee. The weight assigned to a commodity’s share of total production value was originally selected to maintain the relative ranking of commodity groups (i.e., so the weights assigned to a particular group with more component commodities than another would not surpass the weights assigned to another commodity group that is generally perceived to have greater importance in the global economy) as well as of individual commodities.

Following the above steps, target weights are further distributed between similar commodity futures, such as NYMEX WTI Crude Oil, ICE WTI Crude Oil, and ICE Brent Crude Oil, using quantitative data such as relative liquidity combined with the discretion of the Framework Steering Committee.

The weight given to each qualifying commodity is subject to adjustment based on two liquidity tests. The first test is the “Investment Support Test”, which checks if a theoretical investment of a specified test size in a commodity would exceed a given threshold percentage of average daily open interest in such commodity. The second test is the “Marginal Inflow Test”, which checks if a theoretical investment in a commodity of a specified test size would exceed a given threshold percentage of average daily volume in such commodity. Following each test, weights may be redistributed if necessary to reduce a target weight below that which would cause a test threshold level to be exceeded. The amounts used to implement these tests are adjusted based on market conditions at the time the tests are implemented.

Processed Products

Some commodities are derived from other commodities (“Processed Products”) (i.e., one commodity, such as crude oil, may be transformed into another commodity, such as gasoline, gas oil or heating oil). Where Processed Products are traded along with a primary product, those Processed Products typically represent some added value along with the cost of the basic input, or primary product. The CSCB captures that added value in its calculation of weights without double-counting the value of the primary product. In addition, the CSCB is able to incorporate Processed Products along with the primary product to enhance the liquidity and diversification (since a primary product and the relevant Processed Products are not perfectly correlated).

In calculating production quantities, the CSCB treats the primary product and associated Processed Products as a unit. For each measure of Processed Product identified as part of worldwide production, that amount is subtracted from the total production of the primary product (converting as necessary from metric tons to bushels, gallons to barrels, etc.). The appropriate historical prices are then applied to obtain a total production value for the complex of products, which is used to calculate a production weighting for the complex. Allocations of production weights to the specific commodities that make up the complex are based on the relative value of average daily open interest of futures contracts over the preceding twelve months. However, for a member of the complex actually to be included in the CSCB, its average daily open interest must have a value that is at least 10% of the total open interest of the complex.

If only the Processed Product, and not its source product, is part of the CSCB, then only the production value of that Processed Product is used to calculate production weights.

Current Weights

     The weights for 2011, which were selected in October 2010, are as follows:

Commodity	Exchange	Weight
Energy
WTI Crude Oil	NYMEX	13.32240%
WTI Crude Oil	ICE	5.57670%
Brent Crude Oil	ICE	18.89900%
Heating Oil	NYMEX	2.88200%
Gasoil	ICE	3.93930%
RBOB Gasoline	NYMEX	6.29790%
Natural Gas	NYMEX	5.35310%
Energy Total		56.27040%
Industrial Metals
Copper high grade	COMEX	1.02700%
Copper grade A.	LME	3.49910%
Zinc high grade	LME	2.10970%
Aluminum primary	LME	3.60270%
Nickel primary	LME	2.43910%
Lead standard	LME	1.61410%
Industrial Metals Total		14.29170%
Precious Metals
Gold	COMEX	2.62990%
Silver	COMEX	1.65040%
Platinum	NYMEX	1.66780%
Precious Metals Total		5.94810%
Agriculture
SRW Wheat	CBOT	3.04300%
HRW Wheat	KCBOT	1.09170%
Corn	CBOT	3.67500%
Soybeans	CBOT	2.18990%
Soybean Meal	CBOT	0.42350%
Soybean Oil	CBOT	0.48450%
Sugar #11	ICE	2.08270%
Sugar # 5	EN	0.17200%
Cocoa	ICE	0.74400%
Cocoa	EN	0.90980%
Coffee “C” Arabica	ICE	1.63080%
Coffee Robusta	EN	0.31520%
Cotton	ICE	2.32780%
Agriculture Total		19.08990%
Livestock
Live Cattle	CME	2.18300%
Feeder Cattle	CME	0.31690%
Lean Hogs	CME	1.90000%
Livestock Total		4.39990%

Monthly Rebalancing

Each month, the CSCB is rebalanced to ensure that the actual composition of the CSCB is not substantially different from the specified weightings as a result of changes in the market prices of commodity futures contracts. The rebalancing is implemented each month during a “Roll Period” beginning five index business days prior to the last index business day of the month prior to the month for which the rebalancing is effected and ending on the ninth index business day of such month at a “roll rate” of 1/15 of the amount to be rebalanced on each index business day.

For each commodity, the units assigned to a particular commodity component is increased or decreased so that its dollar weighting would converge on its specified weight over the Roll Period. (However as prices will generally be changing over the 15 day Roll Period, the actual effective weights of each commodity within the CSCB will tend to vary from the target weights and will most likely not exactly equal the target weights.)

The Framework Steering Committee and the Index Advisory Committee

Credit Suisse International (“CSi”), as sponsor of the Underlying (in such capacity, the “Index Sponsor”), has established a Framework Steering Committee responsible for overseeing the determination of the general framework for its indices and making decisions on any amendments to the index operating procedures. Any amendment to the index operating procedures of the CSCB should be recommended by the CSCB Index Advisory Committee pertaining to the CSCB.

The Framework Steering Committee consists of members appointed by the Index Sponsor. The members may be comprised of senior management within CSi or individuals of companies not affiliated with Credit Suisse AG. All members bring substantial experience and expertise in the commodity markets.

Index Sponsor

     The Index Sponsor shall be the final authority of the interpretation of the CSCB’s operating procedures and retains the final authority as to the manner in which the CSCB is calculated and constructed. CSi shall apply the existing index operating procedures in a reasonable manner, and in doing so may rely upon various sources of information (including commodity index prices and settlement and/or closing futures prices).

Disruption Events

Commodity Disruption Events

     Where, in the determination of the Index Sponsor, a Commodity Disruption Event (as defined below) has occurred or exists and subsists in respect of any index business day (a “Disrupted Valuation Day”), the Index Sponsor may in respect of such Disrupted Valuation Day (i) determine the index level on the basis of estimated or adjusted data and publish an estimated level of the CSCB and/or (ii) following such Disrupted Valuation Day(s), adjust (for the purposes of calculating the CSCB) the prices of the futures contracts comprising the CSCB (or any other dependent values) allocated to each index component within the CSCB.

     If any index business day during the Roll Period is a Disrupted Valuation Day, each index component that was affected by such Commodity Disruption Event (a “Disrupted Index Component”) will not be rebalanced on that day. In addition, the roll weights for each Disrupted Index Component will remain identical to the values they had on the index business day immediately preceding the Disrupted Valuation Day. Each Disrupted Index Component will be rebalanced on the next index business day on which no Commodity Disruption Event occurs or is continuing in relation to the relevant index component. If the three (3) following index business days are Disrupted Valuation Days (referred to as an “Extended Disruption Period”), the Framework Steering Committee, in conjunction with the CSCB Index Advisory Committee, may determine, in good faith and in a reasonable commercial manner, on the earlier of (a) three index business days following the initial Disrupted Valuation Day or (b) the last trading day of the relevant index component, the relevant price of the related futures contract and the identity of the relevant futures contract for each such Disrupted Index Component in respect of the index business day following the Extended Disruption Period. In respect of a futures contract comprising a component of the CSCB, the “Last Trading Day” is the earlier of (i) the final day on which such futures contract is traded prior to the expiry date of such futures contract or (ii) the final day on which such futures contract is traded prior to the beginning of the notice period for physical delivery.

In the determination of the Index Sponsor, the following events are each referred to as “Commodity Disruption Events”:

  Any suspension of or limitation imposed on trading by any stock exchange, futures exchange or other exchange (each an “Exchange”) on which any commodity futures contract referenced (albeit notionally) as an underlying of an index component is quoted whether by reason of movements in price exceeding limits permitted by any relevant Exchange or otherwise, which, taking into account all relevant Exchanges, represents a material percentage amount in aggregate weight of the relevant index component, as determined by the Index Sponsor;

  Any event that disrupts or impairs (as determined by the Index Sponsor) the ability of market participants in general to effect transactions in, or obtain market values for any commodity futures contract referenced (albeit notionally), which represents a material percentage amount in aggregate weight of the relevant index component, as determined by the Index Sponsor;

  An event resulting in a breakdown in any means of communication or a procedure normally used to enable the determination of the index level, or any other event, in the determination of the Index Sponsor, that prevents the prompt or accurate determination of the index level, or the Index Sponsor concludes that as a consequence of any event, the last reported index level should not be relied upon;

  The Index Sponsor reasonably believes that the index methodology has determined an Index level that can not be relied upon;

  The failure, suspension or postponement of any calculation within the index methodology in respect of any index business day; or

  Either (A) the adoption of or any change in applicable law or regulation (including, without limitation, any tax law) or (B) the promulgation of or any change in the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law or regulation (including action taken by a taxing authority) which, in the determination of Credit Suisse International as calculation agent in respect of the CSCB (the “Index Calculation Agent”) (in its sole discretion) would (i) make it illegal for the Index Calculation Agent to perform its duties or (ii) cause the Index Calculation Agent to incur a materially increased cost in performing its obligations (including, without limitation, due to any increase in tax liability, decrease in tax benefit or other adverse effect on its tax position).

Market Emergency

The Framework Steering Committee, in consultation with the Index Advisory Committee, will declare a Market Emergency when the circumstances are deemed to have a material effect on the tradability of the Underlying.

In such circumstances, the Framework Steering Committee may need to take immediate actions it deems appropriate to ensure that the integrity of the Underlying is preserved, including when necessary the suspension of the publication of the Underlying.

Historical Information

The following graph sets forth the historical performance of the Credit Suisse Commodities Benchmark Excess Return Index based on the closing levels of the Underlying from July 1, 2009 through April 25, 2011. The closing level of the Underlying on April 25, 2011 was 744.758. We obtained the closing levels below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

The historical levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Underlying on any trading day during the term of the securities, including on the Valuation Date. We cannot give you assurance that the performance of the Underlying will result in any return of your investment. Any payment on the securities is subject to our ability to pay our obligations as they become due.

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

  a financial institution,

  a mutual fund,

  a tax-exempt organization,

  a grantor trust,

  certain U.S. expatriates,

  an insurance company,

  a dealer or trader in securities or foreign currencies,

  a person (including traders in securities) using a mark-to-market method of accounting,

  a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, we intend to treat the securities, for U.S. federal income tax purposes, as a prepaid financial contract, with respect to the Index that is eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you, agree to treat your securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as a prepaid financial contract, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that the securities constitute debt instruments that are “contingent payment debt instruments” that are subject to special tax rules under the applicable Treasury regulations governing the recognition of income over the term of your securities. If the securities were to be treated as contingent payment debt instruments (one of the requirements of which is that they have a term of more than one year), you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The characterization of securities as contingent payment debt instruments under these rules is likely to be adverse. However, if the securities had a term of one year or less, the rules for short-term debt obligations would apply rather than the rules for contingent payment debt instruments. Under Treasury regulations, a short-term debt obligation is treated as issued at a discount equal to the difference between all payments on the obligation and the obligation’s issue price. A cash method U.S. Holder that does not elect to accrue the discount in income currently should include the payments attributable to interest on the security as income upon receipt. Under these rules, any contingent payment would be taxable upon receipt by a cash basis taxpayer as ordinary interest income. You should consult your tax advisor regarding the possible tax consequences of characterization of the securities as contingent payment debt instruments or short-term debt obligations.

It is also possible that the IRS would seek to characterize your securities as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked to market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

       You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax advisor regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above, upon receipt of the redemption amount of the securities from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time. For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security (generally its cost). For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at the time of disposition. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations.

However, even if the agreed-upon tax characterization of the securities (as described above) were upheld, it is possible that the IRS could assert that each reconstitution or rebalancing (collectively, “Rebalancing”) of the Index is considered a taxable event to you. If the IRS were to prevail in treating each Rebalancing of the Index as a taxable event, you would recognize capital gain and, possibly, loss on the securities on the date of each Rebalancing to the extent of the difference between the fair market value of the securities and your adjusted basis in the securities at that time. Such gain or loss generally would be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations.

Legislation Affecting Securities Held Through Foreign Accounts

Under the “Hiring Incentives to Restore Employment Act” (the “Act”), a 30% withholding tax is imposed on “withholdable payments” made to foreign financial institutions (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account. “Withholdable payments” include payments of interest (including original issue discount), dividends, and other items of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, as well as gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States. The Act also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial United States owners) to withhold tax at a rate of 30%. We will treat payments on the securities as withholdable payments for these purposes.

Withholding under the Act will apply to all withholdable payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law. Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a United States owned foreign entity and the identity of any substantial United States owners of such entity. Generally, the Act’s withholding and reporting regime will apply to payments made after December 31, 2012. Thus, if you hold your securities through a foreign financial institution or foreign corporation or trust, a portion of any of your payments made after December 31, 2012 may be subject to 30% withholding.

Non-U.S. Holders Generally

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a “Non-U.S. Holder”), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (i) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (ii) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

Legislation Affecting Substitute Dividend and Dividend Equivalent Payments

The Act treats a “dividend equivalent” payment as a dividend from sources within the United States. Under the Act, unless reduced by an applicable tax treaty with the United States, such payments generally would be subject to U.S. withholding tax. A “dividend equivalent” payment is (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a “specified notional principal contract” that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii). These changes will apply to payments made on or after September 14, 2010. In the case of payments made after March 18, 2012, a dividend equivalent payment includes a payment made pursuant to any notional principal contract unless otherwise exempted by the IRS. Where the securities reference an interest in a fixed basket of securities or an index, such fixed basket or index will be treated as a single security. Where the securities reference an interest in a basket of securities or an index that may provide for the payment of dividends from sources within the United States, absent guidance from the IRS, it is uncertain whether the IRS would determine that payments under the securities are substantially similar to a dividend. If the IRS determines that a payment is substantially similar to a dividend, it may be subject to U.S. withholding tax, unless reduced by an applicable tax treaty.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (a) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (b) whether income and gain on such an instrument should be ordinary or capital, and (c) whether foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof.  Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income.  It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis).  You are urged to consult your tax advisor regarding Notice 2008-2 and its possible impact on you.

Information Reporting Regarding Specified Foreign Financial Assets

The Act requires individual U.S. Holders with an interest in any “specified foreign financial asset” to file a report with the IRS with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets is greater than $50,000 (or such higher dollar amount as prescribed by Treasury regulations). Specified foreign financial assets include any depository or custodial account held at a foreign financial institution; any debt or equity interest in a foreign financial institution if such interest is not regularly traded on an established securities market; and, if not held at a financial institution, (i) any stock or security issued by a non-U.S. person, (ii) any financial instrument or contract held for investment where the issuer or counterparty is a non-U.S. person, and (iii) any interest in an entity which is a non-U.S. person. Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an annual report under this provision. The requirement to file a report is effective for taxable years beginning after March 18, 2010. Penalties apply to any failure to file a required report. Additionally, in the event a U.S. Holder does not file the information report relating to disclosure of specified foreign financial assets, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such information is filed. You should consult your own tax advisor as to the possible application to you of this information reporting requirement and related statute of limitations tolling provision.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution (Conflicts of Interest)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to CSSU.

The distribution agreement provides that CSSU is obligated to purchase all of the securities if any are purchased.

CSSU proposes to offer the securities at the offering price set forth on the cover page of this pricing supplement and may receive underwriting discounts and commissions of between $0.00 and $35.00 per $1,000 principal amount of securities. CSSU may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. If all of the securities are not sold at the initial offering price, CSSU may change the public offering price and other selling terms.

The agent for this offering, CSSU, is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities.

We expect that delivery of the securities will be made against payment for the securities on or about May 31, 2011, which will be the fifth business day following the Trade Date for the securities (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the Trade Date or the following business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

For further information, please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Credit Suisse